UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                --------------------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                          ------

            Digital Lighthouse Corporation (f/k/a Etinuum, Inc.)
-----------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock, par value $0.0001 per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 25386P105
-----------------------------------------------------------------------------
                               (CUSIP Number)

                             December 31, 2000
-----------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               |_|    Rule 13d-1(b)
               |_|    Rule 13d-1(c)
               |X|    Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25386P105              13G              Page 2 of 10 Pages


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        The Beacon Group III - Focus Value Fund, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                    (See Instructions)   (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               4,803,759

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             4,803,759

                 8  SHARED DISPOSITIVE POWER



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,803,759 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 26.1%

12  TYPE OF REPORTING PERSON (See Instructions)

        PN

CUSIP No. 25386P105              13G              Page 3 of 10 Pages


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Beacon Focus Value Investors, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                    (See Instructions)   (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               4,803,759

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             4,803,759

                 8  SHARED DISPOSITIVE POWER



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,803,759 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 26.1%

12  TYPE OF REPORTING PERSON (See Instructions)

        OO

CUSIP No. 25386P105              13G              Page 4 of 10 Pages


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Focus Value GP, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                    (See Instructions)   (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               4,803,759

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             4,803,759

                 8  SHARED DISPOSITIVE POWER



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,803,759 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 26.1%

12  TYPE OF REPORTING PERSON (See Instructions)

        OO

                                SCHEDULE 13G

     This Statement on Schedule 13G, relating to the common stock, par value $0.0001 per share (the "Common Stock"), issued by Digital Lighthouse Corporation, (f/k/a Etinuum, Inc.) a Delaware corporation (the "Issuer"), is being filed by and on behalf of The Beacon Group III - Focus Value Fund, L.P. ("Fund III"), Beacon Focus Value Investors, LLC ("Investors "), and Focus Value GP, Inc. ("Value") (collectively, the "Reporting Persons"). Investors is the sole general partner of Fund III. Value is a member of Investors. The percentages reported herein are correct as of both February 14, 2001, and the date of this filing.

ITEM 1(A).   NAME OF ISSUER:

                  Digital Lighthouse Corporation (the "Issuer")

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5619 DTC Parkway, Suite 1200
                  Englewood, Colorado 80111-3061

ITEM 2(A).   NAME OF PERSON FILING:

                  This Schedule 13G is filed by Fund III, Investors, and Value.

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The business address of each of the Reporting Persons is 1221 Avenue of the Americas, New York, New York 10020.

ITEM 2(C).   CITIZENSHIP:

                  Each of the Reporting Persons is a citizen of Delaware.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.0001 per share.

ITEM 2(E).   CUSIP NUMBER:

                  25386P105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

             (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

             (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e)   [ ] An investment adviser in accordance
                   withss.240.13d-1(b)(1)(ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

             (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J). If this statement is filed pursuant toss.240.13d-1(c), check this box [ ].

ITEM 4.      OWNERSHIP

Fund III
--------

     (a)  Amount beneficially owned: 4,803,759 Shares

     (b)  Percent of class: Approximately 26.1% of the outstanding Common
          Stock

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 4,803,759

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of:
                4,803,759

          (iv)  Shared power to dispose or to direct the disposition of:

Investors
---------

     (a)  Amount beneficially owned: 4,803,759 Shares

     (b)  Percent of class: Approximately 26.1% of the outstanding Common
          Stock

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 4,803,759

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of:
                4,803,759

          (iv)  Shared power to dispose or to direct the disposition of:

Value
-----

     (a)  Amount beneficially owned: 4,803,759 Shares

     (b)  Percent of class: Approximately 26.1% of the outstanding Common
          Stock

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 4,803,759

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of:
                4,803,759

          (iv)  Shared power to dispose or to direct the disposition of:

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable.


ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable.


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable.


ITEM 10.     CERTIFICATIONS.

             Not Applicable

                               SIGNATURE PAGE
                               --------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2001

                                    THE BEACON GROUP III - FOCUS
                                    VALUE FUND, L.P.
                                    By:  Beacon Focus Value Investors,
                                    LLC, its general partner
                                    By:  Focus Value GP, Inc., a member
                                    By  /s/ Eric Wilkinson
                                      ------------------------------------
                                    Name:   Eric Wilkinson
                                            -----------------
                                    Title:  Managing Director


                                    BEACON FOCUS VALUE INVESTORS, LLC
                                    By:  Focus Value GP, Inc., a member
                                    By  /s/ Eric Wilkinson
                                      ------------------------------------
                                    Name:   Eric Wilkinson
                                            -----------------
                                    Title:  Managing Director

                                    FOCUS VALUE GP, INC.
                                    By:  /s/ Eric Wilkinson
                                       -----------------------------------
                                    Name:   Eric Wilkinson
                                            -----------------
                                    Title:  Managing Director